FG NEXUS INC.

f/k/a FUNDAMENTAL GLOBAL INC.

6408 Bannington Road

Charlotte, NC 28226

September 9, 2025

Via EDGAR Transmission

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Re:	FG Nexus Inc. f/k/a Fundamental Global Inc.
Request to Withdraw Form RW

Ladies and Gentlemen:

FG Nexus Inc. f/k/a Fundamental Global Inc., a Nevada corporation (the “Company”), filed a Registration Statement on Form S-3 (File No. 333-289374 on August 7, 2025 (such registration statement, as amended, the “Registration Statement”) with the Securities and Exchange Commission (the “Commission”). The Registration Statement is still under review by the Commission

On September 5, 2025, the Company filed a request to withdraw the Registration Statement (the “Form RW”) with the Commission, pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”). The Company hereby respectfully withdraws the Form RW, because the Form RW omitted to include a statement, as required by Rule 477(c) under the Securities Act, that no securities were sold under the Registration Statement or in any offering pursuant to the Registration Statement. Following the submission of this correspondence to withdraw the Form RW, the Company will file a new request to withdraw the Registration Statement together with all exhibits thereto.

Please do not hesitate to contact James A. Prestiano, Esq. at 212.407.4831 if you have any questions regarding the foregoing or if we can provide any additional information.

Very truly yours,

By:	/s/ Kyle Cerminara
Name:	Kyle Cerminara
Title:	Chairman and Chief Executive Officer

cc James A. Prestiano, Esq., Loeb & Loeb LLP